

October 31, 2007

By Facsimile (202) 944-1109 and U.S. Mail

Edward B.Crossland, Jr., Esq.
Jones, Walker, Waechter, Poitevent, Carrerre & Denegre, LLP
2600 Virginia Avenue, N.W. Suite 1113
Washington, DC 20037

Re: Pinnacle Bancshares, Inc.
Schedule 13E-3 filed October 18, 2007
File No. 005-50933

Dear Mr. Crossland:

        We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We may have additional comments after reviewing your responses to our comments. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO – General

1. While Pinnacle may file a combined Schedule 13E-3 and Schedule TO under cover of Schedule TO pursuant to General Instruction I of Schedule 13E-3 and General Instruction J to Schedule TO, and while we note that you have checked the box on the cover of the Schedule 13E-3 indicating that the filing is a tender offer, you have not filed a Schedule TO as is required. Please confirm whether or not the tender offer is being made in reliance on Rule 13e-4(h)(5).

2. We note that you are offering security holders a $50 payment for tendering their shares by the expiration date. This incentive payment does not appear to comport with the requirements of Rule 13e-4(f)(8)(ii). Please revise or advise us

of the basis for why the offer is made in compliance with Rule 13e-4(h)(5)(ii) given its potential to disproportionately reward some security holders based on the number of securities each holds in comparison to the amount held by other security holders.

3. We do not see a summary advertisement filed as an exhibit to the Schedule 13E-3, unless you used the flier filed as exhibit 16(a)(1)(viii) as a summary ad. Please tell us whether you have published a summary advertisement, and file it as an exhibit to the Schedule 13E-3. See Item 1016(a) of Regulation M-A.

4. If you have not used a summary advertisement, please advise us how you have complied with the dissemination requirements of Rule 13e-3(f)(2) or whether the offer was disseminated pursuant to Rule 13e-3(f)(1)(i).

Offer to Purchase
Introduction, page 1

5. You refer at several places in your document to significant cost savings that will result from no longer being a registered company. Quantify these costs, in the summary section and where you discuss the impact of the Sarbanes Oxley Act elsewhere in the offer to purchase.

6. Please clarify why you believe that mailing a check (see page 3) complies with Rule 14e-1(c).

Questions and Answers, page 4

7. We note that you reserve the right to amend the offer in your sole discretion. Please confirm your understanding that all conditions to the offer must be satisfied or waived prior to expiration.

Special Factors, page 6
Effects of the tender offer, page 8

8. Briefly disclose how Pinnacle will account for the tender offer. See Item 1004(a)(1)(iii) of Regulation M-A.

Determination of Fairness of Offer By Our Board of Directors, page 10

9. The factors that you list on page 10 in support of the board's finding of fairness do not appear to support that finding. For example, the facts that the offer is voluntary and at a premium to the current trading price do not necessarily mean that the consideration is fair. If these are the only factors the board considered,

then state that in the document. If the board considered other factors, please revise to include them.

10. See our last comment above. Rather than simply listing the factors the board of directors considered in reaching its fairness determination, describe how the board analyzed each factor to arrive at its conclusion. Your expanded discussion should address both those factors weighing in favor of fairness, as well as those weighing against. In general, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are relevant to the fair value of the applicable securities. To the extent that the board did not consider one or more of these factors in its analysis, this fact (and why) should be discussed and explained. Please revise.

11. At the top of page 12, you refer to the possibility of a second step transaction. The disclosure is so vague as to provide little meaningful information about the Company's plans concerning additional tender offers or other transactions. Please revise to clarify this point.

12. Disclose the reasons for undertaking the transaction at this time. At present, the cost of regulatory compliance has only been cited as a reason supporting the decision to undertake a transaction subject to Rule 13e-3. See Item 1013(c) of Regulation M-A.

Source and amount of Funds, page 15

13. Provide a brief explanation of the terms of a transaction where you would use dividends from the bank to pay for the shares tendered. See Item 1007(a) of Regulation M-A.

Summary and Consolidated Financial Information, page 19

14. Provide the ratio of earnings to fixed charges data required by Item 1010(c)(4) of Regulation M-A. In addition, please provide the balance of information required by Item 1010(c) of Regulation M-A given that Pinnacle has elected to incorporate by reference the disclosure required by Item 1010(a). The section titled, "Summary Consolidated Financial Information" contains substandard disclosures. See Instruction 1 to Item 13 of Schedule 13E-3.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a

Edward B.Crossland, Jr., Esq.
Jones, Walker, Waechter,
Poitevent, Carrerre & Denegre, LLP
Page 4

company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, please amend your documents in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions